                                    FORM 6-K

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                       For the period ending May 15, 2002

                             CAMPBELL RESOURCES INC.

                          1155, UNIVERSITY, SUITE 1405,

                            MONTREAL, QUEBEC H3B 3A7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F x                  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes x                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- FILE NO. 1-8488

[Campbell Resources Inc. Logo]

                                  PRESS RELEASE
                              For immediate release

                    CAMPBELL RESOURCES ANNOUNCES ITS RESULTS
                          FOR THE FIRST QUARTER OF 2002

MONTREAL, MAY 14, 2002 - CAMPBELL RESOURCES INC. (TSX-CCH, OTCBB-CBLRF) announces a loss of $691,000 ($0.02 per share) for the first quarter of 2002 compared to a loss of $2,031,000 ($0.13 per share) for the same period last year.

During the first quarter of 2002, Campbell continued the development and exploration programs initiated at the Joe Mann Mine in November 2001. An amount of close to $4 million was spent on these programs during this first quarter. The exploration expenditures qualified for a $1 million grant from the Ministry of Natural Resources. An additional amount of $1 million should be received during the year under the same program. A total of 3,436 ounces of gold have been produced of which a total 2,867 ounces were sold during the period. Revenues amounted to $1.4 million.

The Company executed an airborne geophysical survey on its properties in Chibougamau. In addition to the anomalies already known to its geologists, the survey identified some 15 anomalies worthy of further explorations.

Development activities at the Copper Rand Mine realized good progress. Deepening of the shaft proceeded without any significant problem. At March 31, 2002, a total of $12,362,222 has been spent on the project by Corporation Copper Rand. Through MSV Resources, Campbell is the operator and has a 26% interest in Copper Rand. It is expected to complete the deepening of the shaft by the end of May and to begin the development of the decline in July.

The care and maintenance expense in the first quarter of 2002 of $124,000 related to the properties in Mexico which were sold on January 31, 2002, and to the maintenance of the mining claims on the properties in Quebec. For the same quarter of the previous year, care and maintenance costs totalled an amount of $1,331,000, including those related to the Joe Mann Mine.

LIQUIDITY AND CAPITAL RESOURCES

The negative cash flow from operations of $0.6 million in the first quarter 2002 is related to the investment made in the development and exploration programs at Joe Mann Mine. This negative cash flow from operations for the same quarter of the previous year was $1.6 million.

A loss of $274,000 in regard to the sale of Oro de Sotula, S.A. de C.V. was accounted for this quarter. In March 2002, the Corporation entered into an option agreement to sell its other Mexican subsidiary, Recursos Escondidos, S.A. de C.V., holder of the Roca Roja Property, to International Coromandel Resources Ltd. ("Coromandel"). It is expected that the sale will close by the end of May 2002. As consideration for the sale, the Corporation will receive 50,000 common shares of Coromandel, a 1% net smelter returns royalty and a royalty of US$0.10 per ton of ore mined up to a maximum of US$2 million in respect of any future operations on the property. Coromandel will assume full liability for proper abandonment and reclamation of the Roca Roja property and will indemnify that Corporation with respect to all environmental obligations. With the completion of this sale, the Corporation's mineral properties will all be located in the Province of Quebec.

The Company's principal sources of liquidity on a short term basis are the future cash flows from the Joe Mann Mine and private placements amounting to $5.9 million. The Company is subject to the normal risks and uncertainties associated with mining, including fluctuations in gold prices, the relative U.S./Canadian exchange rates, the ability of the Company to meet its production estimates and any unforeseen environmental problems.


Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.


For additional information :
Andre Fortier                                   Tel.:  (514) 875-9037
President and CEO                               Fax :  (514) 875-9764



Forward-Looking Statements
Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)

                                               MARCH 31  December 31
                                                 2002       2001
ASSETS                                            $         $
Current assets
  Cash and short-term deposits                   1,143     2,761
  Short-term investments at market value            22        22
  Bullion settlements and other receivables      4,530     2,435
  Notes receivable                                 569     1,037
  Inventories                                    3,710     4,664
  Prepaids                                         524       517
                                               -------   -------
                                                10,498    11,436

Notes receivable                                11,697    12,266
Investment                                       6,500     6,500
Restricted deposits and swap agreement          48,697    48,629
Future income tax assets                         3,375     3,375
Mining interests                                26,612    25,365
Accrued benefit assets                           1,707     1,707
Other assets                                     1,044     1,078
                                               -------   -------
                                               110,130   110,356
                                               =======   =======

LIABILITIES

Current liabilities
  Accounts payable                               5,204     2,482
  Accrued liabilities                            2,957     3,436
  Future income tax liabilities                    141       141
                                               -------   -------
                                                 8,302     6,059
Reclamation and site restoration accruals        7,297     8,084
Long-term debt                                  56,108    55,974
Future income tax liabilities                    3,234     3,234
Deferred royalty                                14,173    14,340
Other liabilities                                    -       563
                                               -------   -------
                                                89,114    88,254
                                               -------   -------
SHAREHOLDERS' EQUITY

  Capital stock                                 25,550    24,620
  Foreign currency translation adjustment           12     1,337
  Deficit                                       (4,546)   (3,855)
                                               -------   -------
                                                21,016    22,102
                                               -------   -------
                                               110,130   110,356
                                               =======   =======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31,
(Expressed in thousands of Canadian dollars except per share amounts)

                                               2002      2001
                                                 $        $
METAL SALES                                        -        -
                                            --------   ------
Expenses
  Mining                                           -        -
  General administration                         488      488
  Depreciation and amortization                   12        6
  Restauration                                    67        -
  Care and maintenance                           124    1,331
                                            --------   ------
                                                 691    1,825
                                            --------   ------
Loss from operations                            (691)  (1,825)
                                            --------   ------
Other income (expense)
  Other income                                   158       16
  Metal sales adjustment previous year             -     (118)
  Convertible debenture interest expense        (146)     (73)
                                            --------   ------
                                                  12     (175)
                                            --------   ------
Loss before taxes                               (679)  (2,000)

Income and mining tax                            (12)     (31)
                                            --------   ------
NET LOSS                                        (691)  (2,031)
                                            ========   ======
LOSS PER SHARE                                 (0.02)   (0.13)
                                            ========   ======

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CAMPBELL RESOURCES INC.

                                        Per:/s/ "LORNA D. MACGILLIVRAY"
                                            ---------------------------
                                                   LORNA   D. MacGILLIVRAY
                                                  Vice President, Secretary and
                                                       General Counsel

DATE:  May 15, 2002
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